Exhibit 99.1

EPAM Systems Reports Results for Third Quarter 2014

Third quarter revenues up 38% year-over-year and 10% sequentially

Newtown, PA - November 3, 2014 - EPAM Systems, Inc. (NYSE: EPAM), a leading provider of complex software engineering solutions and a leader in Central and Eastern European IT services delivery, today announced results for the quarter ended September 30, 2014.

Third Quarter 2014 Highlights

•	Revenues increased to $192.8 million, up 37.5% year-over-year and 10.3% sequentially

•	GAAP income from operations was $21.8 million, an increase of $1.6 million or 7.9% from $20.2 million in the third quarter of 2013

•	Non-GAAP income from operations was $31.8 million, an increase of $8.0 million or 33.2% from $23.8 million in the third quarter of 2013

•	Non-GAAP quarterly diluted EPS was $0.60, up 39.5% from $0.43 in the third quarter of 2013

•	Quarterly diluted earnings per share (EPS) on a GAAP basis was $0.38, up 11.8% from $0.34 in the third quarter of 2013
EPAM generated cash from operations of $23.1 million in the third quarter of 2014 and $56.2 million on a year-to-date basis. At September 30, 2014, cash and cash equivalents were $191.2 million.

Reconciliations of non-GAAP financial measures to operating results and diluted EPS are included at the end of this release.

Corporate Highlights

•	EPAM ranked #3 overall and #1 for tech companies on Forbes 2014 List of America’s Best Small Companies.

•	CEO Arkadiy Dobkin named to Forbes Best Small Companies All Star List

•	EPAM won Liberty Global’s Best Product & Service Quality award and was also shortlisted in the top 3 for the Best Innovator category

•	EPAM Recognized as a Global R&D and Product Development Services Leader for Enterprise Software and Consumer Software Markets by Zinnov, a management consulting firm

•	EPAM Recognized among Top 10 Largest Commerce Service Providers by Leading Independent Research Firm

•	EPAM ranked #131 on Software Magazine's 32nd Annual Software 500

•	EPAM was included in the shortlist of companies considered for the implementation of a Consolidated Audit Trail (CAT), a system to be developed in response to SEC Rule 613, adopted in July 2012

Full Year and Fourth Quarter 2014 Outlook

“EPAM continues its transition into a more strategic, consultative, and industry-aware partner for our clients. Combined with our traditionally strong software product engineering capabilities, this allows us to bring a very unique value to the market.” said Arkadiy Dobkin, CEO and President of EPAM. “The increasing number of public awards and recognitions we continue to receive together with another solid financial quarter demonstrates the strength of our offering and the long-term potential of EPAM.” concluded Mr. Dobkin.

Based on current conditions, EPAM is increasing full year guidance of expected revenue growth in the range of $728 million to $730 million. Non-GAAP net income growth for 2014 is expected to be in the range of 33% to 35% year-over-year, with an effective tax rate of approximately 19%.

For the fourth quarter of 2014, EPAM expects revenues between $200 million and $202 million, representing a growth rate of 27% to 28% over fourth quarter 2013 revenues. Fourth quarter 2014 non-GAAP diluted EPS is expected to be in the range of $0.59 to $0.61 based on an estimated fourth quarter 2014 weighted average of 50.0 million diluted shares. GAAP diluted EPS is expected to be in the range of $0.36 to $0.38.

Conference Call Information
EPAM will hold a conference call to discuss its third quarter 2014 results at 8:00 a.m. Eastern time, on Tuesday, November 4, 2014. A live webcast of the call may be accessed over the Internet from EPAM’s Investor Relations website at http://investors.epam.com. Participants should follow the instructions provided on the website to download and install the necessary audio applications. The live conference call can be accessed by dialing 1-877-407-0784 (international) or 1-201-689-8560 (domestic).
A replay of the live conference call will be available approximately one hour after the call. The replay will be available on EPAM's website or by dialing 1-877-870-5176 (international) or 1-858-384-5517 (domestic) and entering the replay passcode 13593426. The telephonic replay will be available until November 19, 2014.

About EPAM Systems

Established in 1993, EPAM Systems, Inc. (NYSE: EPAM) is recognized as a leader in software product development by independent research agencies. Headquartered in the United States, EPAM serves clients worldwide utilizing its award-winning global delivery platform and its locations in 19 countries across North America, Europe, Asia and Australia. EPAM was ranked #6 in 2013 America's 25 Fastest-Growing Tech Companies, and #3 in 2014 America's Best Small Companies lists by Forbes Magazine.

For more information, please visit www.epam.com.

Non-GAAP Financial Measures

EPAM supplements results reported in accordance with principles generally accepted in the United States, referred to as GAAP, with non-GAAP financial measures. Management believes these measures help illustrate underlying trends in EPAM’s business and uses the measures to establish budgets and operational goals, communicated internally and externally, for managing EPAM’s business and evaluating its performance. Management also believes these measures help investors compare EPAM’s operating performance with its results in prior periods and compare EPAM and similar companies. EPAM anticipates that it will continue to report both GAAP and certain non-GAAP financial measures in its financial results, including non-GAAP results that exclude stock-based compensation expense, write-off and recovery, amortization of purchased intangible assets, goodwill impairment, legal settlement, foreign exchange gains and losses, and acquisition-related costs. However, because EPAM’s reported non-GAAP financial measures are not calculated according to GAAP, these measures are not comparable to GAAP and may not necessarily be comparable to similarly described non-GAAP measures reported by other companies within EPAM’s industry. Consequently, EPAM’s non-GAAP financial measures should not be evaluated in isolation or supplant comparable GAAP measures, but, rather, should be considered together with its consolidated financial statements, which are prepared according to GAAP.

Forward-Looking Statements

This press release includes statements which may constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the accuracy of which are necessarily subject to risks, uncertainties, and assumptions as to future events that may not prove to be accurate. Factors that could cause actual results to differ materially from those expressed or implied include general economic conditions and the factors discussed in our most recent Annual Report on Form 10-K and other filings with the Securities and Exchange Commission. EPAM undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required under applicable securities law.

Contact:
EPAM Systems, Inc.
Anthony J. Conte, Chief Financial Officer
Phone: +1-267-759-9000 x64588
Fax: +1-267-759-8989
investor_relations@epam.com

EPAM SYSTEMS INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(US Dollars in thousands, except share and per share data)

	As of September 30, 2014	As of December 31, 2013
Assets
Current assets
Cash and cash equivalents	$191,246	$169,207
Accounts receivable, net of allowance of $2,385 and $1,800, respectively	113,940	95,431
Unbilled revenues	70,926	43,108
Prepaid and other current assets	18,188	14,355
Employee loans, net of allowance of $0 and $0, respectively, current	2,349	1,989
Time deposits	1,061	1,188
Restricted cash, current	—	298
Deferred tax assets, current	4,230	5,392
Total current assets	401,940	330,968
Property and equipment, net	54,665	53,315
Restricted cash, long-term	208	225
Employee loans, net of allowance of $0 and $0, respectively, long-term	4,207	4,401
Intangible assets, net	46,280	13,734
Goodwill	39,055	22,268
Deferred tax assets, long-term	14,929	4,557
Other long-term assets	3,747	3,409
Total assets	$565,031	$432,877

Liabilities
Current liabilities
Accounts payable	$6,027	$2,835
Accrued expenses and other liabilities	31,665	20,175
Deferred revenue, current	2,282	4,543
Due to employees	22,371	12,665
Taxes payable	20,317	14,171
Deferred tax liabilities, current	1,406	275
Total current liabilities	84,068	54,664
Other long-term liabilities	31,672	—
Deferred revenue, long-term	113	533
Taxes payable, long-term	—	1,228
Deferred tax liabilities, long-term	3,478	351
Total liabilities	119,331	56,776
Commitments and contingencies
Stockholders’ equity
Common stock, $0.001 par value; 160,000,000 authorized; 48,405,957 and 47,569,463 shares issued, 47,691,502 and 46,614,916 shares outstanding at September 30, 2014 and December 31, 2013, respectively	48	46
Additional paid-in capital	220,722	195,585
Retained earnings	242,204	190,986
Treasury stock	(6,500)	(8,684)
Accumulated other comprehensive loss	(10,774)	(1,832)
Total stockholders’ equity	445,700	376,101
Total liabilities and stockholders’ equity	$565,031	$432,877

EPAM SYSTEMS INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(Unaudited)
(US Dollars in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Revenues	$192,764	$140,150	$527,843	$397,532
Operating expenses:
Cost of revenues (exclusive of depreciation and amortization)	122,509	88,539	335,065	250,023
Selling, general and administrative expenses	42,875	27,893	113,905	83,517
Depreciation and amortization expense	5,510	3,906	14,650	11,377
Other operating expenses, net	35	(418)	2,055	(686)
Income from operations	21,835	20,230	62,168	53,301
Interest and other income, net	1,261	846	3,401	2,245
Foreign exchange loss	(718)	(720)	(3,198)	(2,088)
Income before provision for income taxes	22,378	20,356	62,371	53,458
Provision for income taxes	3,338	3,919	11,153	10,223
Net income	$19,040	$16,437	$51,218	$43,235
Foreign currency translation adjustments	(8,260)	2,975	(8,943)	(413)
Comprehensive income	$10,780	$19,412	$42,275	$42,822

Net income per share:
Basic	$0.40	$0.36	$1.09	$0.95
Diluted	$0.38	$0.34	$1.03	$0.90
Shares used in calculation of net income per share:
Basic	47,315	46,162	47,058	45,492
Diluted	49,829	48,720	49,530	48,120

EPAM SYSTEMS, INC. AND SUBSIDIARIES
Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures
(in thousands, except percent and per share amounts)

	Three Months Ended September 30, 2014			Nine Months Ended September 30, 2014
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Cost of revenues (exclusive of depreciation and amortization)(1)	$122,509	$(2,463)	$120,046	$335,065	$(6,391)	$328,674
Selling, general and administrative expenses(2)	$42,875	$(4,962)	$37,913	$113,905	$(11,013)	$102,892
Income from operations(3)	$21,835	$9,933	$31,768	$62,168	$24,784	$86,952
Operating margin	11.3%	5.2%	16.5%	11.8%	4.7%	16.5%
Net income(4)	$19,040	$10,651	$29,691	$51,218	$27,982	$79,200
Diluted earnings per share(5)	$0.38	$0.22	$0.60	$1.03	$0.57	$1.60

	Three Months Ended September 30, 2013			Nine Months Ended September 30, 2013
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Cost of revenues (exclusive of depreciation and amortization)(1)	$88,539	$(1,498)	$87,041	$250,023	$(3,356)	$246,667
Selling, general and administrative expenses(2)	$27,893	$(1,867)	$26,026	$83,517	$(6,483)	$77,034
Income from operations(3)	$20,230	$3,612	$23,842	$53,301	$11,158	$64,459
Operating margin	14.4%	2.6%	17.0%	13.4%	2.8%	16.2%
Net income(4)	$16,437	$4,332	$20,769	$43,235	$13,246	$56,481
Diluted earnings per share (5)	$0.34	$0.09	$0.43	$0.90	$0.27	$1.17

Notes:

(1)	Adjustments to GAAP cost of revenues (exclusive of depreciation and amortization) were comprised of stock-based compensation expense recorded in the periods presented.
(2)	Adjustments to GAAP selling general and administrative expenses:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Stock-based compensation expense	$4,962	$1,867	$10,133	$6,435
Acquisition-related costs	—	—	880	48
Total adjustments to GAAP selling, general and administrative expenses	$4,962	$1,867	$11,013	$6,483

(3)	Adjustments to GAAP income from operations:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Stock-based compensation expense	$7,425	$3,365	$16,524	$9,791
reported within cost of revenues	2,463	1,498	6,391	3,356
reported within selling, general and administrative expenses	4,962	1,867	10,133	6,435
Acquisition-related costs	—	—	880	48
Amortization of purchased intangible assets	2,508	723	5,380	2,126
One-time charges	—	(476)	2,000	(807)
Total adjustments to GAAP income from operations	$9,933	$3,612	$24,784	$11,158

(4)	Adjustments to GAAP net income:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2014	2013	2014	2013
Stock-based compensation expense	$7,425	$3,365	$16,524	$9,791
reported within cost of revenues	2,463	1,498	6,391	3,356
reported within selling, general and administrative expenses	4,962	1,867	10,133	6,435
Acquisition-related costs	—	—	880	48
Amortization of purchased intangible assets	2,508	723	5,380	2,126
One-time charges	—	(476)	2,000	(807)
Foreign exchange loss	718	720	3,198	2,088
Total adjustments to GAAP net income	$10,651	$4,332	$27,982	$13,246

(5)	There were no adjustments to GAAP average diluted common shares outstanding during the three and nine months ended September 30, 2014 and 2013.